Filed by NovaGold Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Copper Canyon Resources Ltd.
Commission File No.: 333-171742

SOLICITING DEALER INFORMATION MEMORANDUM

This memorandum is confidential and for the use of Soliciting Dealer Group members only. The contents are not to be reproduced or distributed to the public or the press or in the United States. Securities legislation in all provinces prohibits such distribution. This memorandum should be read in conjunction with the Offer and Circular dated January 18, 2011 and the related Letter of Transmittal and Notice of Guaranteed Delivery, which are deemed to be incorporated by reference herein. The information contained herein, while obtained from public sources which the Dealer Manager believes to be reliable, is not guaranteed by the Dealer Manager as to its accuracy or completeness. This memorandum is for information purposes only and does not constitute an offer to sell or a solicitation to buy securities referred to herein. Capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Offer and Circular. NovaGold Resources Inc. is referred to herein as “NovaGold”. Copper Canyon Resources Ltd. is referred to herein as “Copper Canyon”.

Not for Public Distribution	January 18, 2011

NovaGold Resources Inc.
Offer to Purchase
all of the outstanding common shares of
Copper Canyon Resources Ltd.
on the basis of 0.0425 of a NovaGold Share for each Copper Canyon Share

REASONS TO ACCEPT THE OFFER

x

Compelling Premium: On December 17, 2010, which is the last trading day prior to the date on which NovaGold announced its intention to make an offer, the closing price of Copper Canyon Shares on the TSXV was $0.42. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date.

x

Participate in Upside of Galore Creek Project: Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property which is adjacent to the Galore Creek project, owned equally by NovaGold and Teck Resources Ltd. through the Galore Creek Partnership. The Offer will permit Copper Canyon Shareholders to more directly participate in any upside to the Galore Creek project. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

x

Exposure to Other Attractive Mineral Projects: Copper Canyon Shareholders who tender to the Offer will gain exposure to NovaGold’s other world-class projects including the Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, owned equally by NovaGold and Barrick Gold U.S. Inc.

x

Greater Financial Capabilities and Liquidity: Copper Canyon Shareholders who tender to the Offer will benefit from NovaGold’s greater financial capability and the significantly greater liquidity afforded by NovaGold Shares.

x

Tax-Efficient Structure: The Offer has been structured as an all-share offer that will allow certain Copper Canyon Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Copper Canyon Shareholders may receive NovaGold Shares on a tax-deferred basis.

EXPIRY OF THE OFFER
The Offer will be open for acceptance until 5:00 pm (Eastern Time) on February 23, 2011, unless the Offer is extended or withdrawn by NovaGold.

DEALER MANAGER FOR THE OFFER
TD Securities Inc.
Deian Kutev: (604) 654-5477	Kathleen Lor: (416) 982-2567

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SUMMARY OF THE OFFER
The following is a summary of certain provisions of the Offer and Circular and is qualified entirely by the detailed provisions therein.

OFFER:

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Copper Canyon Shares (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the exercise of any Copper Canyon Options or other securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares, on the basis of 0.0425 of a NovaGold Share for each Copper Canyon Share.

EXPIRY TIME:

The Offer is open for acceptance until 5:00 pm, Eastern Time, on February 23, 2011 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offer is withdrawn by the Offeror.

ACCEPTANCE:

The Offer may be accepted by Copper Canyon Shareholders by delivering certificates representing the Copper Canyon Shares that are being deposited, together with a duly completed and signed Letter of Transmittal, to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Copper Canyon Shareholders whose certificates for Copper Canyon Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. Copper Canyon Shareholders whose Copper Canyon Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

CONDITIONS:

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Copper Canyon Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer, “Conditions of the Offer”, are satisfied or, where permitted, waived at or prior to the Expiry Time.

These conditions include, among others, the conditions that:

•

there being validly deposited under the Offer and not withdrawn at the Expiry Time, Copper Canyon Shares representing not less than 662/3% of the total outstanding Copper Canyon Shares (calculated on a fully diluted basis); and

• the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for all of the conditions of the Offer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS:

Generally, Copper Canyon Shareholders resident in Canada who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer. The cost for tax purposes to shareholders of NovaGold Shares received on the Offer will generally be equal to the adjusted cost base of their Copper Canyon Shares that are exchanged for NovaGold Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange.

Generally, Copper Canyon Shareholders not resident in Canada for purposes of the Tax Act who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer.

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SUMMARY OF THE OFFER (CONT’D)
The following is a summary of certain provisions of the Offer and Circular and is qualified entirely by the detailed provisions therein.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS (CONT’D):	Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange. With respect to any capital gain realized on the sale of Copper Canyon Shares to NovaGold under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Copper Canyon Shareholders and the gain is not exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular.

SOLICITATION FEES:	NovaGold has agreed to pay any member of the Soliciting Dealer Group (including the Dealer Manager) properly identified in the Letter of Transmittal a solicitation fee of $0.01 per Copper Canyon Share deposited by or on behalf of a beneficial owner of Copper Canyon Shares resident in Canada and taken up and paid for by NovaGold under the Offer. A minimum fee of $100 and a maximum fee of $1,500 will be paid in respect of any one beneficial owner, provided that the minimum fee of $100 shall only be payable in respect of Copper Canyon Shares deposited by a single beneficial owner where the number of Copper Canyon Shares deposited is equal to or greater than 10,000. For greater certainty, no solicitation fee will be paid if the Offer is withdrawn or terminated and no Copper Canyon Shares are taken up thereunder. Where Copper Canyon Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum fee will be applied separately in respect of each such beneficial owner if a Soliciting Dealer provides proof of the beneficial ownership of Copper Canyon Shares in respect of which a fee is claimed.

NovaGold will not be required to pay a fee to more than one Soliciting Dealer in respect of any one beneficial owner of Copper Canyon Shares. If more than one Soliciting Dealer requests payment in respect of any single beneficial owner, no fee will be payable by NovaGold except upon the written direction of all such Soliciting Dealers. NovaGold will be entitled to request evidence of beneficial ownership satisfactory to it to assist it in the calculation of the payment of fees hereunder. No solicitation fees will be payable with respect to Copper Canyon Shares owned by any of the Soliciting Dealers or the Dealer Manager for its own account or Copper Canyon Shares tendered by employees, officers and directors, and former officers and directors of Copper Canyon and its subsidiaries or persons related to or controlled by such persons. When a single beneficial owner deposits Copper Canyon Shares, all such Copper Canyon Shares shall be aggregated in determining whether the maximum applies.

Except as set forth above, NovaGold will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Copper Canyon Shares pursuant to the Offer.

DEPOSITARY:	NovaGold has engaged Computershare Investor Services Inc. to act as Depositary.

INFORMATION AGENT:	NovaGold has retained Laurel Hill Advisory Group to act as Information Agent in connection with the Offer.

DEALER MANAGER:	NovaGold has engaged TD Securities Inc. to act as Dealer Manager to solicit acceptances of the Offer.

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OVERVIEW
NovaGold Resources Inc. (TSX: NG/NYSE-AMEX: NG)

•	NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska and British Columbia

•	NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company

•	NovaGold is focused on advancing its two core properties:

	o	The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc.

	o	The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Ltd.

•	NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties

•	NovaGold has an established track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies

Copper Canyon Resources Ltd. (TSXV: CPY)

•	Copper Canyon is a junior exploration company created by way of Plan of Arrangement with Eagle Plains Resources Ltd. on June 9, 2006

•
Copper Canyon owns or has an interest in the Copper Canyon, Severance and Abo (Harrison) Gold properties, all of which were transferred to Copper Canyon by Eagle Plains Resources Ltd. pursuant to the Plan of Arrangement, as well as an interest in certain other exploration properties

•	Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property

	o	A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property

	o	The Copper Canyon property is adjacent to the Galore Creek project which is owned equally by NovaGold and Teck Resources Ltd.

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REASONS TO ACCEPT THE OFFER

x

Compelling Premium: On December 17, 2010, which is the last trading day prior to the date on which NovaGold announced its intention to make an offer, the closing price of Copper Canyon Shares on the TSXV was $0.42. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of Copper Canyon Shares on the TSXV for the same period. Prior to the announcement of NovaGold’s intention to make an offer for Copper Canyon, Copper Canyon’s shares had not closed above the implied Offer value of approximately $0.60 per share since November 2007 on the TSXV.

x

 Participate in Upside of Galore Creek Project: Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property which is adjacent to the Galore Creek project, owned equally by NovaGold and Teck Resources Ltd. through the Galore Creek Partnership. The Offer will permit Copper Canyon Shareholders to more directly participate in any upside to the Galore Creek project. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

x

  Exposure to Other Attractive Mineral Projects: Copper Canyon Shareholders who tender to the Offer will gain exposure to NovaGold’s other world-class projects including the Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, owned equally by NovaGold and Barrick Gold U.S. Inc. NovaGold also owns a 100% interest in the high grade Ambler copper-gold-zinc-silver deposit in northern Alaska and has other earlier-stage exploration properties.

x

Greater Financial Capabilities and Liquidity: Copper Canyon Shareholders who tender to the Offer will benefit from NovaGold’s greater financial capability and the significantly greater liquidity afforded by NovaGold Shares.  The average combined trading value of NovaGold Shares over the 20 trading days ending December 17, 2010 was $103,221,817 per day. The average trading value of Copper Canyon Shares over the same period was $44,673 per day.

x

Tax-Efficient Structure: The Offer has been structured as an all-share offer that will allow certain Copper Canyon Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Copper Canyon Shareholders may receive NovaGold Shares on a tax-deferred basis.

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HOW SHAREHOLDERS CAN ACCEPT THE OFFER

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Vancouver	Toronto
Computershare Investor Services Inc.	Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor	9th Floor, 100 University Avenue
Vancouver, British Columbia V6C 3B9	Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

The Dealer Manager for the Offer is:

TD SECURITIES INC.

700 West Georgia Street, Suite 1700
Vancouver, British Columbia V7Y 1B6
Telephone: 604-654-5477

The Information Agent for the Offer is:

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

NORTH AMERICAN TOLL-FREE 1-877-304-0211 Banks, Brokers or Collect Calls: 416-304-0211 Email: assistance@laurelhill.com

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IMPORTANT NOTICE

This document does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the Offer or otherwise in any jurisdiction where such offer or invitation to purchase or solicitation of an offer to buy securities would be prohibited.

This document is for information purposes and is not a substitute for the Offer and Circular. NovaGold has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which includes the Offer and Circular. Copper Canyon Shareholders are urged to read the Offer and Circular and any other materials relating to the Offer, including the registration statement on Form F-8, because they contain important information. Copies of the circular and other materials relating to the Offer can be obtained free of charge at the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov or from Laurel Hill Advisory Group, who is acting as NovaGold’s Information Agent (Toll Free 1-877-304-0211).

This document includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the acquisition of Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainty as to the completion of the purchase of Copper Canyon in accordance with the terms and conditions of the proposed offer; the accuracy of management’s assessment of the effects of the successful completion of the offer; the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

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